SECU 14045030 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JAN 29 2014

SEC FILE NUMBER
8- 67377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2012 (MM/DD/YY) AND ENDING November 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Main Street, Suite 430
(No. and Street)

Concord,	MA	01742
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison Beakley 978-341-1304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston,	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Allison Beakley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIM Securities LLC, as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEILIN CHEN
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 16, 2020

Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

CPIM Securities LLC
Year Ended November 30, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young LLP

Building a better working world

Building a better working world

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPIM Securities LLC as of November 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

Ernst & Young LLP

January 27, 2014

CPIM Securities LLC

Financial Statements and Supplemental Information

Year Ended November 30, 2013

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

Sole Member of
CPIM Securities LLC

We have audited the accompanying financial statements of CPIM Securities LLC (the "Company"), which comprise the statement of financial condition as of November 30, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

CPIM Securities LLC

Statement of Financial Condition

November 30, 2013

Assets		
Cash	$	67,604
Due from CPIM LLP		29,523
Prepaid assets		906
Total assets	$	98,033
Liabilities and member's equity		
Liabilities:		
Due to CPIM Inc.	$	1,404
Accrued expenses		21,907
Total liabilities		23,311
Member's equity		74,722
Total liabilities and member's equity	$	98,033

See accompanying notes.

CPIM Securities LLC

Statement of Income

Year Ended November 30, 2013

Revenues:	
Service fees from CPIM LLP	$ 84,296
Total revenues	84,296
Expenses:	
Management fees to CPIM Inc.	18,179
Professional fees	38,079
Regulatory	23,313
Other	912
Total expenses	80,483
Net income	$ 3,813

See accompanying notes.

CPIM Securities LLC

Statement of Changes in Member's Equity

		Member's Equity
Balance at December 1, 2012	$	70,909
Net income		3,813
Balance at November 30, 2013	$	74,722

See accompanying notes.

CPIM Securities LLC

Statement of Cash Flows

Year Ended November 30, 2013

Operating activities		
Adjustments to reconcile net income to net cash provided by operating activities	$	3,813
Decrease in due from CPIM LLP		10,505
Increase in prepaid assets		1,959
Decrease in due to CPIM Inc.		(5,505)
Increase in accrued expenses		715
Net cash provided by operating activities		11,487
Net increase in cash and cash equivalents		11,487
Cash and cash equivalents at beginning of year		56,117
Cash and cash equivalents at end of year	$	67,604

See accompanying notes.

1. Organization and Nature of Business

CPIM Securities LLC (the Company) was formed as a Delaware limited liability company on December 2, 2004, and is a wholly owned subsidiary of Cambridge Place Partners LLC (the Parent), which in turn is a wholly owned subsidiary of Cambridge Place Investment Management, Inc. (CPIM Inc.). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). FINRA serves as the company's self-regulatory organization. The Company, which has no employees, acts as the United States placement agent for those funds for which Cambridge Place Investment Management LLP (CPIM LLP), an affiliate of the Company, acts as the investment manager.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances at financial institutions or time deposits with a maturity of 90 days or less.

Revenue Recognition

The Company recognizes service fees at the time the services are performed and the income is reasonably determinable, in accordance with the Company's service agreement with CPIM LLP.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes, and accordingly, was not subject to federal, state, and local corporate income taxes. The Company is included in the consolidated tax return of CPIM Inc.

3. Related-Party Transactions

The Company is a party to a corporate services agreement with CPIM Inc. Under this agreement, CPIM Inc., provides staffing, office, and other resources to the Company. Certain operating expenses incurred by CPIM Inc. are billed to the Company based on CPIM Inc.'s estimate of the Company's utilization of CPIM Inc.'s services. Expenses related to this agreement were $18,179 for the year, with $1,404 payable at November 30, 2013.

The Company's revenue consists of Service Fees for acting as a placement agent in the private placements for CPIM LLP. The Company's costs plus 10% are reimbursed by CPIM LLP for the use of Company resources and for services performed. Service Fees are recognized by the Company at the time the services are performed and are reasonably determinable. During the year ended November 30, 2013, revenue billed in this manner amounted to $84,296 for the year, with $29,523 receivable at year-end. There were no placement fees received by the Company for the year ended November 30, 2013.

There was no capital distribution from the Company for the year ended November 30, 2013.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At November 30, 2013, the Company had net capital of $44,423, which was $39,423 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

5. Subsequent Events

Events occurring through the issuance of the financial statements have been considered for purposes of both accrual and disclosure as required by the accounting pronouncements addressing events subsequent to the statement of financial condition date.

Supplemental Information

CPIM Securities LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

November 30, 2013

Computation of net capital		
Total member's equity	$	74,722
Deductions:		
Total non-allowable assets from statement of financial condition		(30,299)
Net capital	$	44,423
Computation of excess net capital		
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital as calculated above		44,423
Excess net capital	$	39,423
Computation of aggregate indebtedness		
Aggregate indebtedness – per statement of financial condition	$	23,311
Ratio of aggregate indebtedness to net capital		0.52

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in this report and the corresponding schedule included in the Company's unaudited amended November 30, 2013, Part IIA FOCUS filing.

Schedule II

CPIM Securities LLC

Statement Regarding SEC Rule 15c3-3

November 30, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that Rule.

Supplementary Report

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Sole Member of
CPIM Securities LLC

In planning and performing our audit of the financial statements of CPIM Securities LLC (the "Company"), as of and for the year ended November 30, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP
Ernst & Young LLP

January 27, 2014

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